UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc.

Business Management Framework for the New Group

Tokyo, November 29, 2004 — With the aim of integrating their businesses on October 1, 2005, Mitsubishi Tokyo Financial Group, Inc. (MTFG; President, Nobuo Kuroyanagi) and UFJ Holdings, Inc. (UFJ; President, Ryosuke Tamakoshi) have been proceeding with preparations for the proposed management integration based on the basic policies that were announced on September 10, 2004.

Along with its stated goal of becoming one of the top five global financial institutions in terms of market capitalization by the end of fiscal year 2008, the new group will also adopt a more customer-focused philosophy. Through these efforts, the new group will aim to become an integrated, comprehensive financial group that is dedicated to serving clients and winning their trust, and it intends to commit its management resources and efforts toward achieving this objective.

The new group has set forth the following specific policies in order to realize its customer-focused management structure. To implement these policies, the new group will strive to formulate an innovative distribution channel strategy, establish a business management framework, introduce new management methods and begin sharing a common personnel platform in a speedy manner. We believe that the customer-focused management will enhance the new group’s corporate value and help propel the new group into the global top five.

I. Five policies to realize customer-focused management

1. Respond timely and thoroughly to every financial need

➢	The new group will be a comprehensive financial group that encompasses banks, trust banks and securities companies, as well as credit card companies, consumer finance companies, leasing companies, investment firms and foreign subsidiaries (such as Union Bank of California). By tailoring its products and services based on customer segment and regional characteristics, the new group will strive to focus on the financial needs of each individual retail and corporate client. In addition, the new group aims to respond timely and thoroughly to client needs by utilizing its resources as a comprehensive financial group.

2. Continuously deliver innovative new value-added products and services

➢	Through the integration, the new group will seek to strengthen its research and development capabilities and enhance marketing through its enhanced ability to make systems-related investments and by marshalling its experienced human resources. Moreover, by actively utilizing and implementing the latest information technology and financing structures, the new group will strive to continuously develop innovative new products and services for its customers.

3. Establish a highly convenient branch/ATM network and direct channels to better meet customer needs whenever and wherever they are

➢	Along with maintaining and improving the extensive domestic and global branch network that will result from the integration, the new group will also undertake to open new types of branches in response to the diverse needs of its customers. In addition, by enhancing the functionality of its ATMs and direct channels, the new group will aim to build a highly convenient, direct-access service network that provides a wide variety of services whenever, wherever 24 hours a day.

4. Enhance the quality of financial products and services for customers in a continuous and sustainable manner

➢	As a leading financial institution, the new group will seek to supplement existing, successful products and services by continuously reviewing and improving the quality of its financial product and service offerings from a customer perspective.

5. Conduct trustworthy management, and implement corporate social responsibility policies that fulfill our role as a leading corporate citizen

➢	To instill customer confidence, the new group will strive to strengthen corporate governance practices, implement effective compliance and risk management systems and enhance internal controls. In addition, in accordance with its role as a leading corporate citizen, the new group will proactively strive to meet its corporate social responsibilities in order to contribute to the realization of a prosperous and affluent society.

II. Distribution channel strategy, business management framework and management methods to promote customer-focused management

1. Development of an innovative distribution channel strategy

(Reference 1: The new group’s branch channel network)

(1)	New distribution channel development

➢	In order to further improve customer convenience in its retail channels, the new group will progressively develop the “UFJ24” service while further enhancing the functionality of convenience store ATMs and direct banking services. In addition, branches specializing in advisory services and “Plus” branches will be introduced as the new group seeks to build an extensive retail network capable of responding precisely and quickly to diverse customer needs.

➢	In the corporate sector, the new group will consider establishing, in areas with large concentrations of large corporations, offices that specialize in serving such clients. Additionally, the new group will also consider significantly enlarging its presence in areas where there are currently no offices by establishing offices that specialize in small/medium-sized business transactions, thereby establishing a comprehensive network to promote its ability to do business with small/medium-sized businesses.

(2)	Proactive development of integrated branches

➢	The new group will develop integrated branches as a venue for providing high value-added banking, trust and securities services to its customers in an integrated and timely manner. Specifically, in addition to joint branches in areas where there are two or more commercial banks, trust banks or securities firms, the new group will aim to take advantage of securities intermediary and trust agency offices to integrate its branches and create one-stop branches as appropriate (more than 100 branches are currently planned to be converted to integrated services plazas).

(3)	Improved convenience and efficiency through branch consolidation

➢	To improve customer convenience, the new group will maintain and strengthen the extensive branch network that will result from the integration.

➢	To improve efficiency, the new group will consolidate redundant/overlapping branches. There are few overlapping branches in the Chubu region (central Japan), and the new group currently plans to pursue branch consolidation primarily in regions such as the Tokyo metropolitan area. There are approximately 200 retail branches (140 for banks, 20 for trust banks, 40 for securities companies) and 90 corporate locations (70 for banks, 10 for trust banks, 10 for securities companies) that are considered redundant or overlapping and may be consolidated. Going forward, the new group will formulate a concrete consolidation plan that minimizes customer inconvenience. As part of this plan, redundant ATMs located outside branch offices will also be consolidated.

➢	The new group will also strive to consider branch development measures that best serve customer needs. For example, instead of consolidating two overlapping branches into a single branch, the new group may elect to convert one of the overlapping branches to specialize in settlement and other convenient services, and the other overlapping branch to provide retail customers with asset management and other advice.

➢	The new group currently plans to integrate redundant/overlapping overseas locations as of the date of the management integration. Nevertheless, the new group will continue to maintain the leading global banking network among Japanese banks. This network will enable the new group to support the overseas business activities of its clients while improving efficiency and convenience.

As it moves to realize customer-focused management, the new group will establish a business management framework, maintain and expand its ATM network and strategically deploy its human resources, while seeking to reduce costs. For example, the new group plans to reduce overhead costs by streamlining the corporate headquarters, unifying overlapping businesses, improving the efficiency of business operations and systems, and consolidating adjacent overlapping branches. As announced on September 10, 2004 in the basic policies regarding management, we currently aim to achieve a group-wide cost reduction of ¥200 billion to ¥250 billion annually through the integration of the two groups.

2. Structure of the business operation of the new group

(Reference 2: Concept of the new group’s business operation structure)

(1)	Incorporation of integrated business group system, establishment of three integrated business group headquarters and organization structure based on customer characteristics

➢	The new group will introduce an integrated business group system to respond in a timely and precise manner to the financial needs of each individual customer and corporate client, formulate a unified strategy for each customer segment and expand operations on a group-wide basis through close cooperation between group banks and companies. Three integrated business group headquarters will be established at the new holding company for the retail, corporate and trust assets businesses in order to better respond to customer needs.

➢	The structure of each integrated business group (see attachment (1)) is established in a manner that reflects customer characteristics in each segment and aims to promote customer-focused management.

➢	At the integrated retail business group, the structure will reflect the target segment and business areas that require attention focusing on customer satisfaction, marketing capability and product planning. In particular, we will establish a structure that is capable of responding to the financial needs of each customer through enhanced marketing and product planning of investment, loan, consumer finance and real estate products and services, as well as the development of new products and services.

➢	The integrated corporate business group will have a structure, arranged by corporate client segments, that provides value-added products and services meeting clients’ financial needs in a timely manner through the coordinated development and promotion of trust services, investment banking products and other related products and services. In terms of overseas business (transactions with Japanese companies as well as foreign companies), we will establish a structure equipped with the marketing and business promotion capabilities of our global network and human resources.

➢	The structure of the integrated trust asset business group will be developed with full consideration of the nature of the business, which involves the management and investment of valuable client assets, and through continuous close coordination with the retail and corporate business groups. The structure will enable the new group to respond to the evolving customer needs by offering a full line-up of products, including individual investment trusts, corporate pension funds and other asset management products as well as trust products and custody services.

(2)	Adaptation of community-based business operations

➢	The new group will assign corporate officers to supervise business promotion in the retail and corporate business groups of commercial banks in eastern, central and western Japan in order to promote community-based operations and respond effectively to the needs of customers in each region. The new group will also establish service provision and credit supervisory capabilities in each region as part of its efforts to provide financial services that properly recognize and account for local characteristics.

(3)	Establishment of internal controls that meet the requirements of the U.S. Sarbanes-Oxley Act

➢	As a comprehensive financial group with one of the largest asset base in the world and as a NYSE-listed company, based on the “COSO* Framework”, we will establish and develop sophisticated internal controls and risk control systems in accordance with the U.S. Sarbanes-Oxley Act of 2002, other SEC requirements, and new BIS regulations in order to ensure appropriate operations and secure the trust of customers, shareholders and society at large (including improvements in CSA (Control Self Assessment) functions).

➢	The new group also plans to strengthen its risk management, compliance and internal audit divisions.

*	“COSO” is the abbreviation for the Committee of Sponsoring Organization of Treadway Commission, which was established in 1985 by the American Institute of Certified Public Accountants and other organizations. COSO also refers to the internal control framework proposed by the Committee of Sponsoring Organization of Treadway Commission. As a standard framework, it has had significant influence on the financial inspection methods of government entities in various countries. In September 2004, COSO expanded the structural elements of internal controls (first announced in 1992) and also released a more refined COSO ERM (COSO Enterprise Risk Management Framework).

3. Incorporation of new management methods

(Reference 3: Business management platform concepts of the new group)

The new group will adopt the following business management platform, which has also been implemented at leading U.S. banks and other financial institutions, in order to improve customer service quality on an ongoing basis and enhance shareholder value.

(1)	Introduction of the balanced score card (BSC)*

➢	BSC is a business management procedure developed in the U.S. during the 1990s. We will modify the BSC in accordance with the new group’s circumstances and use it as a group-wide standard management tool.

➢	The introduction of the BSC will enable the new group to:

a.	establish comprehensive and balanced business targets for the entire group;

b.	educate and promote understanding of strategy among personnel group-wide;

c.	clarify organizational roles and promote fair and impartial evaluations; and

d.	continuous improve performance through a Plan-Do-Check-Act (PDCA) cycle.

We believe the introduction of BSC would be highly effective in developing a common group strategy, promoting balanced operations in terms of operations/control, long-/short-term goals and other considerations and facilitating the integration process.

(2)	Introduction of management improvement methods utilizing ISO and other standards

➢	We will introduce management improvement procedures utilizing ISO and other standards to facilitate the new group’s adoption of customer-focused management, to facilitate the development of products and services well received by customers on an on-going basis, and to improve the quality of the new group’s financial products and services.

➢	We will strive to improve the effectiveness of these management procedures through organizational learning based on the PDCA cycle, thereby attaining continuous improvement to our services. In addition, in order to gain more recognition for management’s efforts to improve services, we are considering obtaining ISO and other relevant certifications through third-party inspections and evaluations.

*	A balanced score card (BSC) is a business operation management procedure developed in the U.S. in the early 1990s that consists of a “strategy map” and “score card.” The “strategy map” is based on four viewpoints, “finance,” “customer and society,” “internal process” and “personnel resources and infrastructure,” and consists of the mapping of these points for visualization purposes. Mutual relations and the relationship between cause and effect on various strategies can be understood using this map. The “score card” shows the performance index (KPI: Key Performance Indicator) for the strategic targets shown in the strategy map so that KPI target values and actual results as well as measures/policies and action plan can be shown on a single page. We will evaluate the achievement of each organization through this score card.

*	ISO is an abbreviation for the International Organization for Standardization, which is a non-governmental organization established in 1947 with the aim of standardizing scientific techniques and economic activities for the sake of promoting international trade in products and services. Its headquarters are located in Geneva, Switzerland and its members are comprised of the national standards institutes of 147 countries as of April 2003. The certification that the new group is looking to acquire is the ISO9001 QMS (quality management system) standard, which specifically has one category that focuses on the quality of customer-focused management structures.

4. Sharing a common personnel platform

Each entity of the new group will establish a personnel system according to relevant business specialty and cost structures within each commercial bank, trust bank and securities company entity, based on a common personnel platform established to facilitate personnel operations and foster a common corporate culture to ensure that personnel operations are consistent throughout the new group.

(1)	Personnel structure with the emphasis on achievement and professionalism

➢	Each commercial bank, trust bank and securities company will share a common policy emphasizing achievement and professionalism as they adopt their respective personnel systems, and will adopt and establish its personnel structure accordingly.

(2)	Infrastructure of intra-group personnel exchanges

➢	In order to promote and facilitate intra-group personnel exchanges, the necessary personnel appraisal and evaluation infrastructure will be established as necessary at each group company.

(3)	Sharing of group targets and links between individual performance evaluations

➢	We will use BSC and other management methods to share group-wide strategies among all group personnel, improving the effectiveness and feasibility of group strategies by linking it with individual performance evaluations.

(4)	Personnel training and evaluation based on group corporate philosophy

➢	The new group’s corporate philosophy will be reflected in the personnel education and evaluation of personnel in each group company in order to create and foster a new corporate culture.

5. Effective use of personnel

The new group will utilize the aforementioned “personnel platform” in order to achieve customer-focused management through the provision of high quality services. To achieve this objective, the new group will implement strategic personnel transfers, reinforce personnel training and provide for optimum personnel placements. In particular, the new group will be making about 10,000 employees available through the reduction of personnel at headquarters, consolidation of overlapping businesses and consolidation of affiliated companies. These employees are currently expected to be transferred to strategic growth areas such as retail operations, small- and medium-size business transactions, investment banking businesses and asset management businesses in order to better respond to increasingly diverse and sophisticated customer needs.

III. Business cooperation

Both groups are striving to enhance each customer’s convenience and improve the content and quality of services, and are working to implement various business tie-ups with a view toward the proposed management integration (see attachment 2).

* * * * *

Contacts:

Mitsubishi Tokyo Financial Group, Inc.	Corporate Communications Office	(03)-3240-8149
UFJ Holdings, Inc.	Public Relations Department	(03)-3212-5460

(Attachment 1) Framework of Holding Company Organizational Structure

(Attachment 2) Details of Major Tie-ups

1. Completed/Planned Tie-ups

[Retail Business]

➢	Open access to ATMs and CDs of banks and trust banks both groups starting October 27, 2004 (no charges for cash withdrawals).

➢	UFJ Bank begins offering MTFG’s investment annuity product Premiere (starting late December 2004).

➢	UFJ Bank begins offering MTFG’s global REIT products (World REIT Open).

➢	UFJ Group’s internet/mobile phone inquiry service for waiting times at branches/ATMs is expanded to BTM branches. Mutual sales of each other’s products and services are scheduled to be expanded in the future.

[Corporate Business]

➢	MTFG co-hosted the UFJ Business Forum, which offers customers an opportunity for business discussions, for the first time (Osaka; November 2004).

➢	MTFG and UFJ Group co-host joint seminars on overseas topics. Starting November 2004, they have co-hosted seminars on M&A in India, investing in Vietnam and other topics.

[Other]

➢	Joint recruiting efforts by the new group’s banks, trust banks and securities companies for new employees joining in fiscal 2006.

2. Tie-ups currently under consideration

[Retail Business]

➢	In addition to mutual sales, the two groups are considering personnel exchanges, co-hosting client mini-seminars and joint training for employees.

[Corporate Business]

➢	The two groups are planning to cooperate and alternate in hosting seminars on China-related issues.

➢	The two groups are planning various tie-ups, including the joint development of new products for SMEs; joint provision of private bond placements, syndicated loans and other investment banking services; and other tie-ups relating to their overseas and securities businesses.

➢	Support through the overseas business for UFJ Group customers seeking to expand overseas in regions where the UFJ Group does not have a presence; cooperation in the leasing and securitization business in the Americas.

[Trust Assets Business]

➢	The two groups plan to offer services that fully utilize the securities management functions of the two groups’ commercial banks and trust functions provided through Master Trust Bank of Japan, Ltd.

* * * * *

(Reference sheet 1) The new group and its network – “Whenever, Wherever”

Reference 2: Concept of the new group’s business operation structure – “A combination of ‘attack’ and ‘defend’”

- A business management structure based on the new group’s business operation structure and new management methods

*	A balanced score card (BSC) is a business operation management procedure developed in the U.S. in the early 1990s that consists of a “strategy map” and “score card.” The mutual relations and the relationship between cause and effect on various strategies can be understood using the strategy map. The “score card” shows the performance index (KPI: Key Performance Indicator) for the strategic targets shown in the strategy map so that KPI target values and actual results as well as measures/policies and action plan can be shown on a single page. The achievement of each organization is evaluated through this score card.

*	“COSO” framework is the standard internal control framework provided by the Committee of Sponsoring Organization of Treadway Commission. As a standard framework, it has had significant influence on the financial inspection methods of government entities in various countries. In September 2004, COSO expanded the structural elements of internal controls (first announced in 1992) and also released a more refined COSO ERM (COSO Enterprise Risk Management Framework).

(Reference 3) Business management platform concepts of the new group – “Introduction of ‘BSC’ and ‘ISO’”

- Management procedure to enhance on an ongoing basis customer service quality and shareholder value

*	ISO is a non-governmental organization established with the aim of standardizing specific techniques and economic activities to promote international trade in products and services. The certification that the new group is looking to acquire is the ISO 9001 (quality management system) standard, which specifically has one category that focuses on the quality of customer-focused management structures.

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination. The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT:	UFJ CONTACT:

Mr. Hirotsugu Hayashi	Mr. Shiro Ikushima
26F Marunouchi Bldg., 4-1 Marunouchi 2-chome,	1-1 Otemachi 1-chome,
Chiyoda-ku Tokyo 100-6326 Japan	Chiyoda-ku Tokyo 100-8114 Japan
81-3-3240-9059	81-3-3212-5458
Hirotsugu_Hayashi@mtfg.co.jp	shiro_ikushima@ufj.co.jp

In addition to the Form F-4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s and UFJ’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.